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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

Carreker Corporation
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
144433109
(CUSIP Number)
Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
April 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PRESCOTT GROUP MID CAP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PRESCOTT GROUP AGGRESSIVE MID CAP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	144433109

1	NAMES OF REPORTING PERSONS: PHIL FROHLICH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
     This Amendment No. 4 to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Mid Cap, L.P., an Oklahoma limited partnership (“Prescott Mid Cap”), Prescott Group Aggressive Mid Cap, L.P., an Oklahoma limited partnership (“Prescott Aggressive Mid Cap” and together with Prescott Small Cap, Prescott Small Cap, II and Prescott Mid Cap the “Prescott Group Funds”) and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Carreker Corporation, a Delaware corporation (the “Issuer”).
     This Schedule 13D relates to shares of common stock, $0.01 par value (the “Common Stock”) of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the shares of Common Stock held by the Prescott Master Fund. Prescott Capital also serves as the general partner of Prescott Mid Cap and Prescott Aggressive Mid Cap and may direct the vote and disposition of the shares of Common Stock held by Prescott Mid Cap and Prescott Aggressive Mid Cap. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the shares of Common Stock held by Prescott Master Fund, Prescott Mid Cap, and Prescott Aggressive Mid Cap.
Item 1. Security and Issuer
          Securities acquired: Shares of Common Stock, $.01 Par Value (the “Common Stock”).

Issuer:	Carreker Corporation 4055 Valley View Lane, Suite 1000 Dallas, Texas 75244
Item 2. Identity and Background
          (a) This Statement is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap, II, Prescott Mid Cap, Prescott Aggressive Mid Cap and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of Prescott Group Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) to be the beneficial owners of all shares of Common Stock held by Prescott Group Funds. The Reporting Persons (as hereinafter defined) are filing this Statement jointly, as they may be considered a “group” under Section

13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
          (b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.
          (c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of Prescott Group Funds. The principal business of the Prescott Group Funds is investing in securities.
          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) Prescott Capital and Prescott Group Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.
Item 3. Source and Amount of Funds
          Inapplicable.
Item 4. Purpose of the Transaction
          Prescott Group Funds and Phil Frohlich (together, the “Reporting Persons”) sold the Common Stock in connection with a merger, effective April 2, 2007, between the Issuer and a wholly owned subsidiary of CheckFree Corporation pursuant to which stockholders received $8.05 in cash for each share of the Issuer’s common stock they held.
Item 5. Interest in Securities of the Issuer
          (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 0 shares outstanding, which is the total number of shares of Common Stock outstanding following the April 2, 2007 merger with a wholly owned subsidiary of CheckFree Corporation.
          As of April 4, 2007 Small Cap Funds beneficially owned 0 shares of Common Stock, representing approximately 0% of the issued and outstanding Common Stock of the Issuer.
          As of April 4, 2007, Mid Cap Fund beneficially owned 0 shares of Common Stock, representing approximately 0% of the issued and outstanding Common Stock of the Issuer.

          As of April 4, 2007, Mid Cap Aggressive Fund beneficially owned 0 shares of Common Stock, representing approximately 0% of the issued and outstanding Common Stock of the Issuer.
          Prescott Capital as the general partner of Prescott Group Funds may also be deemed to beneficially own the 0 shares of Common Stock held by Prescott Group Funds, representing approximately 0% of the issued and outstanding Common Stock of the Issuer.
          In addition to the shares of Common Stock Phil Frohlich individually owns, as managing member of Prescott Capital, the general partner of Prescott Group Funds, he may also be deemed to beneficially own the shares of Common Stock beneficially owned by Prescott Group Fund.
          Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by present Group Funds except to the extent of their pecuniary interest therein.
          (b) By virtue of his position with Prescott Capital and Prescott Group Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by Prescott Group Funds reported in this Statement.
          The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by Prescott Group Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.
          (c) There have been no transactions in the Common Stock during the past sixty days by the Reporting Persons.
          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Mid Cap, L.P., Prescott Group Aggressive Mid Cap, L.P., and Phil Frohlich dated April 4, 2007.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 5, 2007

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Prescott Group Mid Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Prescott Group Aggressive Mid Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich

Phil Frohlich